press release

ArcelorMittal Europe reports €371m operating profit for Q3 2016

8 November 2016

ArcelorMittal Europe has reported its third quarter 2016 results, with a €371m operating profit for the three months to 30 September 2016 – higher than the €340m operating profit reported in the second quarter of 2016.

Year-on-year, operating profit has risen significantly, albeit from a very low base; ArcelorMittal Europe reported an operating loss of €23m in the third quarter of 2015, when European steel prices were under strong downward pressure from record levels of imports.

A year-on-year Ebitda comparison shows a 29.4% rise to €642m, compared with Q3 2015, primarily on account of lower costs and efficiency improvements, offset in part by lower steel volumes (-2.7%) and lower average steel selling prices (-3.3%).

In terms of steel production, ArcelorMittal Europe’s crude steel production decreased by 1.4% to 10.6 million tonnes in Q3 2016, compared with 10.7 million tonnes in Q2 2016 as a result of seasonal planned stoppages.

Commenting on the results, Aditya Mittal, CEO of ArcelorMittal Europe, said:

“Today’s results from ArcelorMittal Europe reflect the usual seasonal slowdown in production and shipments, but also the improved pricing environment and the impact of measures to make the business more efficient. Operating profit has improved 8.9% in the past three months and is also positive year-on-year.

We remain concerned about unfair trade. We have seen some positive trade case rulings this year but a comprehensive solution is required across all product categories, to prevent anti-competitive behaviour in the European market.”